EXHIBIT 99.8
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                    Global Remuneration of Company's Officers

                          Telemig Celular Participacoes
                                 Holding Company
                                Fiscal year 2003



Company's Officers

oChief Executive Officer:        Antonio dos Santos

oChief Financial Officer:        Joao Cox (*)

oHuman Resources Officer:        Aloysio Galvao

(*) Without remuneration in the Holding Company




Global Amount per Company (R$1000)

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           Company                      Approved 2002      Proposed 2003
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Telemig Celular Participacoes S.A.          4300              2650
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Global Amount of Remuneration

oIncluded
      Annual Salary, Benefits, Allowances, Bonuses.

oNot Included
      Payroll Taxes (INSS*, FGTS*, Severance pay, etc.) and Share Incentives
      Plan


*INSS: Brazilian Social Security  / FGTS: Guarantee Fund for Time of Service